Exhibit 99.1 Summer 2020 | NYSE American: LOV

Safe Harbor Statement This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks’ performance or achievements to be materially different from those of any expected future results, performance, or achievements. Any statements in this presentation that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. These forward looking statements include statements regarding the significant online dating market opportunity; the clear competitive differentiation of Spark Networks; Spark Networks’ 2020 priorities with respect to product innovation, marketing, operational efficiencies and capital structure including its exploration of debt alternatives; the cost and marketing synergies of the Zoosk acquisition; the timing of the Spark App launch; the focus on profitability of existing channels and adding/scaling new marketing channels and tactics; the timing of the integration of the Zoosk technology function; Spark Networks’ overall objectives with respect to stabilizing the topline, increasing profitability, preparing for growth and investor communications; guidance on 2020 total revenue and Adjusted EBITDA; Spark Networks’ highly leverageable business model; the consolidating sector providing significant advantages to larger players; Spark Networks’ commitment to optimizing operations and its strong financial model with high cash-flow and recurring revenue; Spark Networks’ low infrastructure costs and capital expenditures relating exclusively to technology investments; Spark Networks’ focus and management outlook for 2020 including driving product innovation, improving and scaling marketing, running cost effective operations and enhancing Spark Networks’ capital structure to allow for further acquisitions in the future; and any statements or assumptions underlying any of the foregoing There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the following; the risk that the benefits, including expected cost synergies, from the acquisition of Zoosk, Inc. may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to our ability to stabilize our business; risks related to our ability to achieve our financial projections or estimates including with respect to Adjusted EBITDA; risks related to the ability of Spark Networks to retain and hire key personnel, operating results and business generally; Spark Networks’ ability to continue to control costs and operating expenses; Spark Networks’ ability to achieve intended cost savings; the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk, Inc.; Spark Networks’ ability to generate cash from operations, Leverage Existing Databases and Social Channels to Broaden Distribution: raise outside capital and to repay debt as it comes due; Spark Networks’ ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks’ competitors; identify potential acquisitions; successfully integrate acquired businesses and the ability of acquired businesses to perform as expected; Spark Networks’ ability to maintain strong relationships with branded channel partners; changes in Spark Networks’ share price due to broader stock market movements and the performance of peer group companies; enforce intellectual property rights and protect their respective intellectual property; comply with new and evolving regulations relating to data protection and data privacy; general competition and price measures in the market place; risks related to the duration and severity of COVID-19 and its impact on Spark Networks’ business; the effects of shelter-in- place orders on Spark Networks’ business and the online dating industry; the impact of COVID-19 on the U.S. and global economies and financial markets; and general economic conditions. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” in Spark Networks’ Annual Report on Form 20-F for the year ended December 31, 2019 and in other sections of Spark Networks’ filings with the Securities and Exchange Commission (“SEC”), and in Spark Networks’ other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this presentation are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law. spark Summer 2020 | 2

Company Overview Leading dating $257m annual 12 Unique Berlin platforms proforma revenue Brands Headquarters Spark Networks SE (NYSE Spark announced FY2019 We own and operate 12 Headquartered in Berlin, Spark American: LOV), is one of the proforma revenue of $257m brands, with the majority of our has 250+ employees world's leading online dating (Proforma includes Zoosk full business focused in $2 billion platforms leveraging premium 2019 revenue. Reported North America market and complementary brands Revenue was $164m) Spark uses a Euro to USD conversion rate of 1-1.1 spark Summer 2020 3

The World Leader in Quality & Community-Based Dating. Primarily focused on the 45+ demographic Deep presence in religious-based dating spark Summer 2020 | 4

Our Portfolio of Brands Global player with well-known brands spark Summer 2020 | 5

History of the Company 2009 2010 2011 2013 2015 2017 2018 2019 spark Summer 2020 | 6

Leadership Team 1/2

With New CEO



Eric Eichmann

Chief Executive Officer

Joined Spark Networks November 2019. Previously, Eric was Chief Executive Officer at Criteo S.A. (NASDAQ: CRTO). Prior to joining Criteo, Eric was Chief Operating Officer at Living Social and at Rosetta Stone, SVP of Advertising Operations and Technology at AOL, and Eric was also a senior engagement manager at Mckinsey&Co. Eric holds a master's degree in computer engineering from EPFL (École Polytechnique Fédérale de Lausanne), and an MBA from the Kellogg School of Management, Northwestern University.



Bert Althaus

Chief Financial Officer

Joined Spark Networks in September 2019. In his previous position, he served as Senior Vice President Finance for Berlin-based home24 SE, the leading home and living e-commerce platform in continental Europe and Brazil. A data-driven technology company, home24 is listed on the Frankfurt Stock Exchange (H24.DE). Prior to joining home24, he spent over eight years at Ernst & Young. Bert holds a bachelor's and master's degree in business administration from Friedrich Schiller University Jena, Thuringia, Germany, and brings great international experience having also worked and lived in the USA, Argentina and Russia.



Gitte Bendzulla

Chief Legal Officer & Chief of Staff

Has been the General Counsel of Spark Networks since November 2018. As Managing Director, she is responsible for the Legal Department, the HR and Talent Engagement Team, Customer Care and drives the Company's process around OKR's. Before joining Spark Networks, Gitte held several senior legal positions on a European and global scale with Juniper Networks, APM Terminals, Eaton Industries and the SITA Suez group. Gitte started her career at the German-based law firm, Graf von Westphalen in 2004. She is admitted to the German bar and holds a master's degree from the University of Bayreuth (Germany) as well as a bachelor's degree obtained in Berlin (Germany).

spark

Summer 2020 | 7

Leadership Team 2/2



Kirill Priyatel

Chief Commercial Officer

Kirill Priyatel has been the Chief Commercial Officer for Spark Networks since January 2020. He joined Spark Networks in January 2016 and held various positions in monetization, analytics and strategy. Prior to joining Spark Networks, he led the small domestic appliances sector for global marketing consultancy company GfK, and spent several years in the sports industry, working with ice hockey clubs across Europe. Kirill holds a bachelor's degree in marketing from the Higher School of Economics in Russia, as well as a master's degree in business administration from Jönköping International Business School in Sweden. He brings international experience to his role at Spark, having lived and worked in Russia, Sweden, and the Czech Republic before moving to Germany.



Benjamin Hoskins

Chief Technology Officer

Chief Technology Officer for Spark Networks, (formerly Affinitas GmBh), in Berlin since January 2017. Prior to joining Spark Networks, Ben worked with OLX (registered as PT Tokabagus) in Indonesia as Chief Technology Officer and Acting Chief Product Officer from May 2015 until December 2016. Ben served as Head of Product Development Europe for Ebay UK Ltd. from February 2012 until April 2015. He was previously a Principal Agile Consultant, and in parrallel as Head of Product Fevelopment at Emergn, where he worked from January 2006 until February 2012.



David Yarus

Head of Brand & Product

David Yarus has been the Chief Brand & Product Officer at Spark Networks since January 2020. He joined Spark Networks in 2015, holding various positions in brand, marketing, and product. Prior to Spark, David founded JSwipe, the largest and fastest growing Jewish dating app, in 2014 – acquired by Spark the following year. David combines a deep understanding of the modern dating experience and consumer mindset with an expertise and passion for digital storytelling in the world of performance marketing. When not at the office David spends his time researching and speaking about dating and technology. Previously, David was the General Manager of Mr Youth, where he ran youth marketing for brands like Coke, Spotify, and P&G.

spark

Summer 2020 | 8

Significant Online Dating Market Opportunity 2019 Global Online Dating 2019 North American Online Market Size Dating Market Size • Global online dating services industry is estimated at $6.3 billion. * $ 6.3 bn $ 2.0 bn Online Dating Services Online Dating Services • North America is the largest region, accounting for $2 billion. • According to the Allied Market Research, global online dating services is projected to reach $9 billion by 2025, registering a CAGR of 5.8% during the period 2017–2025. $ 257m $ 165m Spark Networks Spark Networks (proforma)) (proforma) * Source: 8Advisory report, June 2020 spark Summer 2020 | 9

Targeting Attractive 40+ Demographics US population 40+ years old Percent 2020 63 US adults over 40 growing as a percent of overall population 2025 68 2020 online dating penetration Percent Unmarried 19 45+ Significant potential penetration increase for 45+ Singles unmarried adults 40 overall * Source: 8Advisory report, June 2020 spark Summer 2020 | 10

Strong and Improving Moats Clear competitive Established brands Scale advantages differentiation in key segments spark Summer 2020 | 11

Clear Competitive Differentiation Strong position in subscription based serious relationship segment PREMIUM SUBSCRIPTIONS SUBSCRIPTIONS FREEMIUM NEW ADVERTISING CASUAL/CHAT EVERYTHING SERIOUS LONG - TERM RELATIONSHIPS High volume Low volume 12 spark Summer 2020 | 12

Established Brands In Key Segments Largest US dating brands (U.S. Monthly Active Users in Milions1) 12.3 9.2 6.7 • Portfolio of strong, recognized brands, focused on 5.0 underserved niche demographics and religious 4.5 3.1 communities 1.2 • Focus on bringing product innovations to address key pain points of specific communities Tinder POF Match Bumble Zoosk okCupid eharmony • Zoosk is one of the few at scale, recognized US brands 1) Source: Comscore, March 2019. spark Summer 2020 | 13

• World class performance marketing muscle creates brand platform user liquidity and network effects • Brand portfolio allows marketing optimization across Scale properties resulting in higher ROI advantages • Tech platform consolidation with back end shared services delivering key functionality to front end brands, driving efficiency and flexibility • One lean operations team for all brands, creating meaningful operating leverage spark Summer 2020 | 14

2020 Focus

2020 Priorities Management is currently focused on strategic deliverables in 2020 Product Innovation Improving & Scaling Marketing Spark App, introduction of freemium features, and Testing retargeting and app channels, We are already implementing contemporary aesthetics experiencing margin improvements Operational Efficiencies Enhanced Capital Structure We have full integrated our operations and significantly Assessing the feasibility of alternative debt options. reduced cost to our marketing, product development, technology and G&A. spark Summer 2020 | 16

Product Priorities Platform Consolidation Contemporary Aesthetics Core Functionality Transitioned from a "Bing Bang” platform Modern, consistent, and clean Reinforced foundational platform to a more flexible and less-risky, single look/tone/feel across every elements are in-place, functioning platform consolidation touch-point of the user journey at or above web standard Introducing Freemium Safety and Security Spark App Launch Adding “Freemium” elements to our Enhanced functionality, including profile Building a new, mass-market offering, historically subscription-based brands, verification and AI-powered spam, scam, targeting a younger audience, testing to broadening addressable market and fraud detection begin in 2020 spark Summer 2020 | 17

Aesthetic Refresh spark Summer 2020 | 18

• Zoosk acquisition has provided strong marketing synergies resulting in numerous cost-saving initiatives • Spark’s philosophy around marketing spend is to generate a 2020 Focus positive ROI based on customer lifetime value for each brand and marketing channel • We are focusing on profitability of existing channels and Improving and successfully adding/scaling new marketing channels and tactics scaling marketing • Currently generating margin improvement • Testing retargeting and app channels • Amongst industry’s highest ARPU, thanks to performance- based model spark Summer 2020 | 19

2020 Focus • Integration of all Zoosk functions from San Francisco to Berlin has resulted in strong cost synergies Operational • Only remaining integration is the technology function which efficiencies should be completed mid-2020 • Comprehensive revision of material vendor agreements to drive cost-efficiencies and bolster operational excellence. spark Summer 2020 | 20

2020 Focus • To finance Zoosk acquisition Spark entered a $120m senior credit facility on July 1, 2019 • High cost of capital with Libor + 8% of annual interest Enhanced Capital expenses; Principal down payment of 10% annually Structure • High penalties for pre-repayments in the first 12 month under current loan agreement • We are exploring debt alternatives to reduce the current debt load on the company spark Summer 2020 | 21

2020 Overall Objectives Stabilize Topline Increase Profitability Prepare for Growth Investor Communications Marketing synergies and Cost synergies from Zoosk Capital structure improvements Preparing to become domestic filer product improvements will help acquisition will drive increased will help increase marketing by Q1 2021 and proactive investor stabilize revenues from Zoosk profitability investment going forward communications spark Summer 2020 | 22

Overall Trajectory – Revenue & Adjusted EBITDA (1) 2019 topline growth of €46 million 193-200 +34% Revenue [m€] adjusted EBITDA [m€] +44% 149 2016* 2017** 2018** 2019** 2020*** +24% 103 +14% 84 73 27-31 9.8 8.1 5.9 4.5 2016* 2017 2018 2019 2020** spark * 2016 Affinitas GmbH ** 2020 Guidance (1) For Adjusted EBITDA Breakdown , see Appendix Summer 2020 | 23

Increasing Registrations & Paying Subscribers Three-Year CAGR of 23% +25% 12.7M +20% 10.1M +22% 8.5M 6.9M 731K 483K 380K 317K 2016 2017 2018 2019 spark Total Registrations Total Avg. Paying Subscribers Summer 2020 | 24

Strong Financial Profile Through High-Margin & Low-Cost Base • Flexible data driven performance marketing driving profit contribution • Low cost-based operation; headquarter cost benefiting from Berlin talent hub • Investments limited to technology and product result in an asset-light business model • Attractive working capital structure from subscription model • Improving margins year-over-year since 2017 Source: Form 20-F 2019 preliminary financials; *Total number of new members registering to the platforms with their email address. ** Individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality spark Summer 2020 | 25

20202020 Focus Focus • Driving product innovation FocusMarketing, and • Improving and scaling our marketing • Running cost effective operations across the company ManagementOperations, and • Enhancing our capital structure to allow for further OutlookCap Structure 2020 acquisitions in the future • For 2020, Spark Networks anticipates total revenue of €193-200m and adjusted EBITDA of €27-31m spark Summer 2020 | 26

• Second largest online dating company in North America with an established platform of recognized brands • Operating in a large and growing industry • Highly leverageable business model with multiple levers for improvement; • Product development • Marketing efficiency Investment • Capital restructuring Highlights • Consolidating sector provides significant advantages to larger players • Fresh, experienced management team, committed to optimizing operations • Strong financial model with high cash-flow, and recurring revenue • Spark will become domestic issuer in Q1 2021, decreasing perceived foreign company risk • Relative low infrastructure costs; Capital expenditures relate exclusively to investments in technology spark Summer 2020 | 27

Contact Us Spark Networks SE 524 Broadway, New York, NY 10012 Investor@spark.net

Appendix The following table reconciles Net (loss)/income to Adjusted EBITDA(1) for the years ended December 31, 2016 - 2019: Years Ended December 31, (in € thousands) 2016 2017 2018 2019 Net (loss)/income 691 (7,046) (3,880) (15,174) Discontinued operations 632 0 0 0 Net finance expenses 268 543 958 8,950 Income tax expense (benefit) 1,082 (720) 811 (3,590) Depreciation and amortization 1,278 3,084 3,565 7,696 Impairment of intangible assets and goodwill 0 25 3,324 703 Share-based compensation expense 991 488 4,091 2,335 Acquisition and other costs 927 8,123 970 7,258 Adjusted EBITDA 5,869 4,497 9,839 8,178 (1) Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA") is not a measure defined by International Financial Reporting Standards ("IFRS"). The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. spark Summer 2020 | 29